Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 4,147,996.24	0.0001476	$ 612.24
Fees Previously Paid
	Total Transaction Valuation:	$ 4,147,996.24
	Total Fees Due for Filing:			$ 612.24
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 612.24
Offering Note
[1]	(a) Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 45,368 shares of common stock (2.5% of the shares of common stock outstanding as of June 30, 2024, rounded to the nearest whole share) based upon a price of $91.43 (the net asset value per share as of March 31, 2024). (b) Calculated at .00014760% of the Transaction Valuation.